Exhibit 99.4

cables and telegrams; minilands Telephone 233 21 687314 tel / fax 233 21 666801 in case of reply the number and date of this lotter should be quoted our ref. no. FA-124/281/01 your ref. no. Republic of ghana MINISTRY OF LANDS,
FORESTRY AND mines P. O. BOX M. 212 accra 11th march 2008 20 NANA OHENE OBENG, REGISTRAR GENEral's
DEPARTMENT MINISTRY OF JUSTICE ACCRA Dear Sir, RE: APPLICATION FOR APPROVAL PURSUANT TO THE MINERALS
AND MIniNG LAW (AS AMENDED) I refer to your application in respect of the above subject. In accordance with section
14 of the Minerals and Mining Act, 2006 (Act 703) and upon the recommendation of the Minerals Commission, I hereby grant my consent to the assignment of the Jeni River Mining Lease dated 22nd March 1990 to Keegan Resources (Ghana)
Limited. This consent is subject to the payment of the appropriate consideration fees to the Minerals Commission. Yours faithfully, ESTHER OBENG DAPPAH (MP), MINISTER  cc: . The Managing Director. Keegan Resources (Gh) Ltd. Accra